                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                 UNIFLEX, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
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                         (Title of Class of Securities)

                                   904711108
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                                 (CUSIP Number)

                          Copies of Communication To:

                           Thomas More Griffin, Esq,
                               Battle Fowler LLP
                              75 East 55th Street
                            New York, New York 10022
                                 (212) 856-7000
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               February 11, 1999
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            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           -----------------
CUSIP No. 904711108               SCHEDULE 13D                Page 2 of 7 Pages
-------------------                                           -----------------
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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                CMCO, Inc.
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)[X]
                                                                     (b)[ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS*
                 WC; 00
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
                                                                            [ ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
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                         7   SOLE VOTING POWER

NUMBER OF                        54,912
SHARES                  -------------------------------------------------------
BENEFICIALLY             8   SHARED VOTING POWER
OWNED BY EACH
REPORTING                        0
PERSON WITH             -------------------------------------------------------
                         9   SOLE DISPOSITIVE POWER

                                 54,912
                        -------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                                 0
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        CMCO, Inc.: 54,912           All Reporting Persons: 300,158
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        CMCO, Inc.: 1.31%            All Reporting Persons: 7.18%
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14      TYPE OF REPORTING PERSON*

            CO
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                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           -----------------
CUSIP No. 904711108               SCHEDULE 13D                Page 3 of 7 Pages
-------------------                                           -----------------
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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Robert Davidoff
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[X]
                                                                         (b)[ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS*

                 00
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [ ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.
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                           7     SOLE VOTING POWER

NUMBER OF                           2,946
SHARES                    -----------------------------------------------------
BENEFICIALLY               8     SHARED VOTING POWER
OWNED BY EACH
REPORTING                           0
PERSON WITH               -----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                    2,946
                          -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                    0
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Robert Davidoff: 2,946             All Reporting Persons: 300,158
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Robert Davidoff: .07%              All Reporting Persons: 7.18%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

                 IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           -----------------
CUSIP No. 904711108               SCHEDULE 13D                Page 4 of 7 Pages
-------------------                                           -----------------
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               CMNY Capital, L.P.
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[X]
                                                                         (b)[ ]
-------------------------------------------------------------------------------
3       SEC USE ONLY

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4       SOURCE OF FUNDS*

                 WC; 00
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [ ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

                 DELAWARE
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                           7     SOLE VOTING POWER

NUMBER OF                           242,300
SHARES                    -----------------------------------------------------
BENEFICIALLY               8     SHARED VOTING POWER
OWNED BY EACH
REPORTING                           0
PERSON WITH               -----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                    242,300
                          -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                    0
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON\

        CMNY Capital, L.P.; 242,300          All Reporting Persons: 300,158

-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        CMNY Capital, L.P.: 5.80%            All Reporting Persons: 7.18%

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14      TYPE OF REPORTING PERSON*

                 PN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

         This Amendment No. 1 ("Amendment No. 1") to the Statement on Schedule 13D filed on November 18, 1998 ("Schedule 13D") by the Reporting Persons relates to the shares of common stock, par value $.10 per share (the "Common Stock"), of Uniflex, Inc., a Delaware corporation (the "Company").

         This Amendment No. 1 is being filed pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and amends Items 4, 6 and 7 of the Schedule 13D.

         Terms defined herein shall have the meanings set forth in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is amended as follows:

         On February 11, 1999, CMCO and the Company entered into a letter agreement ("Letter Agreement Amendment") amending the Letter Agreement. Pursuant to the Letter Agreement Amendment, any reference in the Letter Agreement To "February 15, 1999" was amended to "March 5, 1999." The effect of this date change is that CMCO and its affiliates and investors will have until March 5, 1999 to execute the Merger Agreement for the Acquisition and to obtain senior and subordinated debt financing commitment letters to consummate the transactions under the Merger Agreement. As provided in the Letter Agreement Amendment, other than with respect to the date change, all of the other terms and conditions of the Letter Agreement remain in full force and effect.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended as follows:

         Reference is made to the Letter Agreement Amendment, which is described in Item 4.

ITENI 7. MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended by adding a new Exhibit 3 as follows:

         Exhibit 3. Letter Agreement dated February 11, 1999.

                                       5
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                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, correct and complete.

Dated: February 12, 1999                    CMCO, INC.

                                            By:
                                               ------------------------------
                                               Name:  Robert Davidoff
                                               Title: Vice President

                                            CMNY CAPITAL, L.P.

                                            By:
                                               ------------------------------
                                               Name:  Robert Davidoff
                                               Title: General Partner


                                            ---------------------------------
                                            Robert Davidoff

                                       6